EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results for the Quarter ended March 31, 2025

Details of Management Conference Call

Strong Q1 Performance Driven by Increased Production and Higher Gold Prices

ST HELIER, Jersey, May 12, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces its operating and financial results for the quarter ended March 31, 2025 (“Q1 2025” or the “Quarter”). Further information on the financial and operating results for the Quarter can be found in the Management Discussion and Analysis (“MD&A”) and the unaudited interim consolidated financial statements, which are available on the Company’s website and are being filed on SEDAR+.

Q1 2025 HIGHLIGHTS

Financial Highlights:

  Gold revenue of $56.2 million (Q1 2024: $38.5 million, +46%)
  Gross profit of $26.9 million (Q1 2024: $13.8 million, +95%)
  EBITDA of $22.6 million (Q1 2024: $9.1 million, +148%)
  Net profit attributable to shareholders of $8.9 million (Q1 2024: $1.5 million, +493%)
  Adjusted EPS of 58.5 cents (Q1 2024: 9.7 cents, +503%)
  Net cash from operating activities of $13.3 million (Q1 2024: $4.9 million, +171%)
  Net cash position improved to negative $4.6 million (Q1 2024: negative $14.2 million)
  Pro forma net cash of $18.6 million following completion of the solar plant sale for $22.35 million in April 2025.
  $11.8 million contributed to the Zimbabwe Government in the form of royalites and taxes (Q1 2024: $4.5 million)

Operational Highlights:

  Gold production (Blanket Mine and Bilboes oxides mine) of 19,106 ounces (Q1 2024: 17,476 ounces, +9.3%)
  On-mine cost per ounce of $1,202 (Q1 2024: $1,065, +12.9%)
  All-in sustaining cost (AISC) per ounce of $1,797 including certain one off / non-recurring costs (Q1 2024: $1,350, +33.1%)
  Average realised gold price of $2,896 per ounce (Q1 2024: $2,040, +42%)
  Continued progress on Bilboes Feasibility Study
  Launched $2.8 million exploration program at Motapa
  Production guidance at Blanket Mine for 2025 reaffirmed at 74,000 to 78,000 ounces of gold1
  Under the direction of the Chief Operating Officer, management has initiated a comprehensive review of safety procedures and safety training

Mark Learmonth, Chief Executive Officer, commented:

"Caledonia has delivered an exceptional first quarter with gold production up 9.3% and gross profit nearly doubling to $26.9 million compared to the same period last year. This strong performance demonstrates our operational resilience and ability to capitalise on favorable gold prices.

"The successful completion of the solar plant sale for $22.35 million has significantly strengthened our balance sheet, positioning us well to accelerate our growth plans at Bilboes and Motapa whilst investing to achieve operational improvements and efficiencies at Blanket Mine.

"As we move forward in 2025, we remain focused on three strategic priorities: maximising profitable production at Blanket, optimising the economics of the Bilboes project, and unlocking the exploration potential at Motapa. I am confident that our disciplined approach to capital allocation and strategic growth will continue to deliver strong returns for our shareholders."

1 Refer to the technical report entitled "NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" with effective date December 31, 2023 prepared by Caledonia Mining Corporation Plc and filed by the Company on SEDAR+ (https://www.sedarplus.ca) on May 15, 2024.

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

FINANCIAL RESULTS

Key Metrics ($'000 except per share amounts)	Q1 2025	Q1 2024	% Change
Revenue	56,178	38,528	+46%
Gross Profit	26,926	13,815	+95%
Net Profit Attributable to Shareholders	8,915	1,486	+500%
Basic IFRS EPS (cents)	44.6	7.3	+511%
Adjusted EPS (cents)	58.5	9.7	+503%
Net Cash from Operating Activities	13,341	4,887	+173%
Net Cash Position	(4,572)	(14,160)	+68%
Gold Produced (oz)	19,106	17,476	+9.3%
On-mine Cost ($/oz)	1,202	1,065	+12.9%
AISC ($/oz)	1,797	1,350	+33.1%

Revenue and Profit

Revenue for the Quarter was $56.2 million, a 46% increase from $38.5 million in Q1 2024. This improvement was driven by higher sales and a 42% increase in the average realised gold price to $2,896 per ounce.

Gross profit nearly doubled to $26.9 million (Q1 2024: $13.8 million), resulting in a gross margin of 48% (Q1 2024: 36%). This reflects the benefit of higher gold prices, which more than offset the increase in production costs.

Net profit attributable to shareholders increased nearly six times to $8.9 million (Q1 2024: $1.5 million), while adjusted EPS rose to 58.5 cents from 9.7 cents in Q1 2024.

Costs

On-mine cost per ounce increased by 12.9% to $1,202 (Q1 2024: $1,065), primarily due to higher labour, power and consumables costs at Blanket Mine.

AISC rose to $1,797 per ounce (Q1 2024: $1,350), predominantly due to the higher on-mine cost, increased sustaining capital expenditure and administrative costs, including some one-off expenses.

The Company continues to focus on cost control initiatives to mitigate these pressures.

Cash Flow

Net cash from operating activities more than doubled to $13.3 million (Q1 2024: $4.9 million), providing strong internal funding for capital investments and debt reduction.

The net cash position improved to negative $4.6 million at quarter-end, compared to negative $14.2 million in Q1 2024. Following the completion of the solar plant sale in April 2025, Caledonia's pro forma consolidated net cash position improved to $18.6 million, providing financial flexibility for future growth initiatives.

OPERATIONAL REVIEW

Blanket Mine

Blanket Mine produced 18,671 ounces of gold in Q1 2025, a 9.5% increase from 17,050 ounces in Q1 2024. The improved performance was driven by higher milled tonnage, which offset slightly lower grades. The mine remains on track to achieve its 2025 production guidance.

Bilboes Project

435 ounces of gold were produced from the Bilboes oxide mine in the Quarter (Q1 2024: 426 ounces). Work continues on finalising the feasibility study for the Bilboes project, with a focus on optimising the economics in response to updated capital cost projections. The Company is evaluating various development scenarios to maximise shareholder returns.

Motapa Exploration

Following encouraging results from drilling at Motapa in 2024, Caledonia has launched a $2.8 million exploration program for 2025, targeting both sulphide and oxide resources.

SAFETY

Under James Mufara, the Chief Operating Officer appointed in May 2024, the Company has implemented comprehensive safety improvements including: hiring a Group SHE Manager, introducing proactive safety indicators, enhancing accident investigation, implementing real-time monitoring, adopting SLAM (Stop, Look, Access, Manage) methodology, developing a 10-point accident mitigation plan (90% complete with decreased incidents), launching a Visible Felt Leadership program, completing risk assessments, and improving emergency preparedness.

LEADERSHIP CHANGES

The Company has strengthened its board of directors and management team with several key appointments in the Quarter:

  Stefan Buys and Lesley Goldwasser appointed as independent non-executive directors
  Tariro Gadzikwa appointed as Audit Committee chair following Johan Holtzhausen's retirement
  Ross Jerrard appointed as Chief Financial Officer

OUTLOOK AND GUIDANCE

The Company reaffirms its 2025 production guidance of 74,000 to 78,000 ounces of gold from Blanket Mine.

Cost guidance remains unchanged, with on-mine cost expected to be $1,050-$1,150 per ounce and AISC projected at $1,690-$1,790 per ounce.

Capital expenditure for 2025 is forecast at $41.0 million, which will be fully funded from existing cash reserves and operating cash flow.

INVESTOR CONFERENCE CALL

Details of Investor and Analyst Presentation

A presentation for investors and analysts will be held as follows:

When: May 12, 2025 at 2:00pm London time

Topic: Q1 2025 Results Call for Investors

Register in advance for this webinar:

https://brrmedia.news/CMCL_Q1

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Liberum Panmure (Joint Broker) Scott Mathieson Ailsa MacMaster	Tel: +44 20 3100 2000

Camarco, Financial PR/ IR (UK) Gordon Poole Elfie Kent Fergus Young	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, our plans and timing regarding further exploration and drilling and development, future costs, the development of Bilboes and Motapa, the amount and funding of capital costs and the publication of the Bilboes feasibility study. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations, risks related to potentially being unable to remedy the deficiency in control over accounting for deferred tax liabilities and risks related to potentially being unable to prevent financial statements misstatements in the future.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statements of profit or loss and Other comprehensive income (Unaudited)
($'000's)	3 months ended March 31,
	2025	2024	2023
		Restated*	Restated*
Revenue	56,178	38,528	29,435
Royalty	(2,771)	(1,934)	(1,480)
Production costs	(22,622)	(18,960)	(19,850)
Depreciation	(3,859)	(3,819)	(2,255)
Gross profit	26,926	13,815	5,850
Net foreign exchange (loss) gain	(1,252)	(4,882)	36
Administrative expenses	(4,598)	(2,611)	(5,938)
Net derivative financial instrument expense	(1,592)	(302)	(434)
Equity-settled share-based credit (expense)	144	(201)	(110)
Cash-settled share-based expense	(158)	(53)	(280)
Other expenses	(843)	(600)	(640)
Other income	66	164	18
Operating profit (loss)	18,693	5,330	(1,498)
Finance income	6	6	5
Finance cost	(900)	(732)	(772)
Profit (loss) before tax	17,799	4,604	(2,265)
Tax expense	(6,636)	(2,530)	(2,380)
Profit (loss) for the period	11,163	2,074	(4,645)

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	207	(144)	(369)
Total comprehensive income for the period	11,370	1,930	(5,014)

Profit (loss) attributable to:
Owners of the Company	8,915	1,486	(5,356)
Non-controlling interests	2,248	588	711
Profit (loss) for the period	11,163	2,074	(4,645)

Total comprehensive income attributable to:
Owners of the Company	9,122	1,342	(5,725)
Non-controlling interests	2,248	588	711
Total comprehensive income for the period	11,370	1,930	(5,014)

Earnings (loss) per share (cents)
Basic earnings (loss) per share	44.6	7.3	(32.2)
Diluted earnings (loss) per share	44.6	7.3	(32.2)

Adjusted earnings per share (cents)
Basic	58.5	9.7	(26.3)
Dividends paid per share#	–	14.0	14.0

* Refer to section 11 and section 12 of the MD&A. # Refer section 3.3.3 of the MD&A.

Summarised Consolidated Statements of Financial Position ($’000’s) (Unaudited)
As at	Mar 31	Dec 31	Dec 31
	2025	2024	2023
			*Restated
Total non-current assets	290,914	287,046	274,074
Income tax receivable	216	355	1,120
Inventories	25,317	23,768	20,304
Derivative financial assets	–	–	88
Trade and other receivables	17,268	12,675	9,952
Prepayments	7,776	6,748	2,538
Cash and cash equivalents	8,728	4,260	6,708
Assets held for sale	13,520	13,512	13,519
Total assets	363,739	348,364	328,303
Total non-current liabilities	71,405	68,505	63,970
Cash-settled share-based payment	674	634	920
Income tax payable	4,363	2,958	10
Lease liabilities	140	95	167
Loans and borrowings	1,455	1,174	–
Loan notes	1,093	855	665
Trade and other payables	28,222	26,647	20,503
Overdrafts	13,300	12,928	17,740
Liabilities associated with assets held for sale	118	104	128
Total liabilities	120,770	113,900	104,103
Total equity	242,969	234,464	224,200
Total equity and liabilities	363,739	348,364	328,303

* Refer to section 11 and section 12 of the MD&A.

Condensed Consolidated Statements of Cash Flows (Unaudited) ($'000's)
	Three months ended March 31,
	2025	2024

Cash inflow from operations	18,709	6,535
Interest received	6	6
Finance costs paid	(543)	(573)
Tax paid	(4,831)	(1,081)
Net cash inflow from operating activities	13,341	4,887

Cash flows used in investing activities
Acquisition of property, plant and equipment	(7,250)	(3,741)
Acquisition of exploration and evaluation assets	(1,229)	(430)
Acquisition of Put options	(1,592)	(240)
Net cash used in investing activities	(10,071)	(4,411)

Cash flows from financing activities
Dividends paid	(1,387)	(2,720)
Payment of lease liabilities	(181)	(37)
Loan notes - solar bond issue receipts (net of transaction cost)	2,387	–
Net cash from / (used in) financing activities	819	(2,757)

Net increase / (decrease) in cash and cash equivalents	4,089	(2,281)
Effect of exchange rate fluctuations on cash and cash equivalents	7	(847)
Net cash and cash equivalents at the beginning of the period	(8,668)	(11,032)
Net cash and cash equivalents at the end of the period	(4,572)	(14,160)